Tomu, Inc.



ANNUAL REPORT

57 N St. NW

Washington, DC 20001

0

https://www.tomuhaus.com/

This Annual Report is dated May 22, 2024.

BUSINESS

Tomu, Inc. ("Tomu" or the "Company") is a C-Corporation organized under the laws of the state of Delaware. Tomu, Inc. designs and manufactures premium modular dwellings for leisure and hospitality use. The company sells direct to individual consumers, multi-unit sales to hospitality developers, and internal sales to potential joint-venture development partnerships. Tomu, Inc. is in the pre-revenue stage of development.

Tomu, Inc. has taken a hospitality-focused strategy to its product and customer base with all onsite work and installation preformed by the client's general contractor. This approach allows for less on-site project management and less buyer demand for order customization allowing increased efficiency for production and deliveries at scale.

Originally founded as Meeting Hill Capital, LLC in Washington, DC, Tomu, Inc. was reincorporated in 2022 as a Delaware C-Corp. Meeting Hill Capital, LLC was dissolved in 2022.

Intellectual Property

The Company was granted a standard character mark to Meeting Hill Capital, LLC DBA Tomu filed with the USPTO on 21 Jan 2021. In addition to this, Meeting Hill Capital, LLC has applied for an illustration drawing without any words trademark on 21 Sep 2021.

Disclosure

Cheryl Heller, who is currently acting as a Fractional CFO for Tomu, Inc., previously acted as a Fractional CFO for Prajna Strategy, LLC through a contract between Prajna Strategy, LLC and Pillar One Consulting, LLC. In 2022, an action was brought against Prajna Strategy, LLC, its CEO, and Ms. Heller which relates to various alleged employment law, contract and other related violations, each and all of which are strongly disputed by Ms. Heller. The defendants have filed a pleading denying all claims in the action, including those against Ms. Heller. Ms. Heller believes the claims are entirely without merit. In 2023, Prajna Strategy, LLC filed for bankruptcy and, as a result, there was a stay order issued by the court in the 2022 action. The stay for the case remains in place as of the date of this submission.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 9,000,000
Use of proceeds: Founders shares issued during C-Corp conversion
Date: July 13, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $50,000.00

Use of proceeds: operating expenses
Date: June 27, 2023

Offering exemption relied upon: Section 4(a)(2)Type of security sold: Convertible Note
Final amount sold: $159,705.84
Use of proceeds: operating expenses
Date: June 27, 2023
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:
Founders will inject capital for 6 month (determined at founders' discretion) as needed to sustain operations until funding.

Foreseeable major expenses based on projections:
Capital raised will be used on the following expenses: personnel (25%); facilities & equipment(25%); marketing,PR & sales (20%); management & administrative (10%); product, technology & innovation (20%).

Future operational challenges:
Due to the demand from larger hospitality developers, Tomu will need to quickly scale up its manufacturing relationships and maintain adequate production capacity to meet productions spikes from these larger orders.

Future challenges related to capital resources:
Tomu will need to balance the financial terms given to its clients against the terms negotiated with our planned manufacturing partners to maintain sustainable cash flows.

Future milestones and events:
The transitioning from individual consumer orders to the closing of the first multi-unit commercial orders will significantly accelerate the business due to the increase in units manufactured and focus it primarily and commercial business.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $49,232.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Founder
Amount Owed: $78,628.00
Interest Rate: 3.0%

Creditor: Mimi Kress
Amount Owed: $50,000.00
Interest Rate: 6.0%
Maturity Date: June 23, 2024
Convertible Promissory Note with a 20% discount upon a qualified financing of at least $1,000,000

Creditor: Multiple, through Start Engine
Amount Owed: $159,705.84
Interest Rate: 6.0%
Maturity Date: February 14, 2025
Convertible Promissory Note with a 20% discount and a $20,000,000 Valuation Cap upon a qualified financing of at least $1,000,000

Creditor: Capital Bank/SBA
Amount Owed: $419,397
Interest Rate: 10.5% and 11.75%
Maturity Date: June 23, 2033

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Chris Osaka
Chris Osaka's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer & Director
Dates of Service: July, 2020 - Present
Responsibilities: Oversees Design, Operations, Brand, Legal, Finance, and HR. Chris currently receives an annual salary of $60,000. Chris currently has 87.68% ownership in Tomu.
Other business experience in the past three years:
Employer: Hilton Worldwide
Title: Global Digital Brand Marketing
Dates of Service: July, 2017 - March, 2020
Responsibilities: Led Hilton's Global Enterprise Marketings management of digital properties.

Name: Malcolm Johnson
Malcolm Johnson's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Operating Officer
Dates of Service: March, 2021 - Present
Responsibilities: Lead manufacturing and supply chain. Malcolm currently receives an annual salary of $60,000 and holds 5.21% equity in Tomu.
Other business experience in the past three years:
Employer: FOSBURG
Title: Commercial Residential Construction
Dates of Service: April, 2016 - August, 2020
Responsibilities: Construction Management

Name: Darius Kuzmickas
Darius Kuzmickas's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Design Officer
Dates of Service: March, 2021 - Present
Responsibilities: Lead product design and engineering. Darius currently receives an annual salary of $60,000 and has 5.21% equity in Tomu.
Other business experience in the past three years:
Employer: KuDa Photography
Title: Founder
Dates of Service: January, 2006 - Present
Responsibilities: Lead photography and marketing
Other business experience in the past three years:
Employer: Real Color Media
Title: Founder
Dates of Service: July, 2008 - Present
Responsibilities: Lead multiple projects from conception to completion, lead designer

Name: Cheryl Heller
Cheryl Heller's current primary role is with Pillar One Consulting. Cheryl Heller currently services 8-10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Financial Officer
Dates of Service: May, 2022 - Present
Responsibilities: Lead all finance and accounting. Cheryl receives a salary of $5000/mo and has 0.42% equity in Tomu.
Other business experience in the past three years:
Employer: Pillar One Consulting
Title: Managing Principal
Dates of Service: July, 2008 - Present
Responsibilities: Provide Fractional CFO and strategic financial consulting services, including to Red 5 Security and through Hatch & Co
Employer: Hive Wealth (fka Impart Media)
Title: CFO + HR
Dates of Service: June, 2020 - Present
Responsibilities: Leads finance and accounting and HR
Employer: Chief
Title: Founding Member
Dates of Service: May, 2021 - February 2023
Responsibilities: This is a member organization. There are no responsibilities as a member
Employer: iRevu by Engagiant
Title: Strategic Advisor
Dates of Service: May, 2018 - December 2022
Responsibilities: Provide strategic advisory services

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Chris Osaka
Amount and nature of Beneficial ownership: 8,400,000
Percent of class: 87.68%

RELATED PARTY TRANSACTIONS

Name of Entity: Chris Osaka
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: As Founder, Chris Osaka has bootstrapped the company as necessary.
Material Terms: Promissory note.

OUR SECURITIES

The company has authorized Common Stock, Accredited Investor Convertible Note, and Convertible Note - CF 2023.

Common Stock
The amount of security authorized is 25,000,000 with a total of 9,580,000 outstanding.
Voting Rights
One vote per one share.
Material Rights

Voting Rights of Securities Sold in this Offering via the Convertible Note

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options
The total amount outstanding includes 580,000 shares issued pursuant to stock options issued.

Accredited Investor Convertible Note
The security will convert into Preferred stock and the terms of the Accredited Investor Convertible Note are outlined below:
Amount outstanding: $50,000.00
Maturity Date: June 23, 2024
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Qualified financing of at least $1M
Material Rights
There are no material rights associated with Accredited Investor Convertible Note.

Convertible Note - CF 2023
The security will convert into Common stock and the terms of the Convertible Note - CF 2023 are outlined below:
Amount outstanding: $159,705.84
Maturity Date: February 14, 2025
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: $1,000,000
Material Rights
Please refer to Exhibit F of the Offering Memorandum for the full details of the Convertible Note being sold in this offering.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock (including Common Stock issued or issuable upon conversion of Preferred Stock) resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at a conversion price equal to the lesser of (i) 20% discount on the per share price paid by the Investors or (ii) the price equal to the quotient of $20,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

7. Voting Proxy.

Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Common Stock or Preferred Stock issuable upon conversion of the Securities, (ii) give and receive notices and communications, including notices of stockholder meetings and related proxy statements, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Common Stock or Preferred Stock issued upon conversion of the Securities. However, this proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of the Common Stock of the Company or the effectiveness of a registration statement under the Securities Exchange Act of 1934, as amended, covering such Common Stock. Notwithstanding the foregoing, in the case of any shareholder meeting of the Company, the proxy and power granted to the CEO by the Subscriber pursuant to this Section shall only become operative if the Subscriber fails to attend and vote at, or otherwise deliver a proxy on or prior to the date of, such meeting. In addition to the above, the Company has issued an additional 140,000 shares pursuant to the 2023 Equity Incentive Plan.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any convertible notes purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the note back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the development or hospitality industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering convertible notes in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Convertible Note. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of the Convertible Note. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Studio Unit. Delays or cost overruns in the development of our One or Two Bedroom Units and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The convertible note that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the convertible notes we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. The Convertible Promissory Notes have no rights to vote until the date of maturity The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Please see Exhibit F of the Offering Memorandum for the full details of the Convertible Note. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Tomu, Inc. was formed on 07/13/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Tomu, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Studio, One and Two Bedroom Units are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Cheryl Heller, current Fractional CFO for Tomu, Inc., was named as a defendant in an active lawsuit related to her previous role as Fractional CFO of Prajna Strategy, LLC. Cheryl Heller, who is currently acting as a Fractional CFO for Tomu, Inc., previously acted as a Fractional CFO for Prajna Strategy, LLC through a contract between Prajna Strategy, LLC and Pillar One Consulting, LLC. In 2022, an action was brought against Prajna Strategy, LLC, its CEO, and Ms. Heller which relates to various alleged employment law, contract and other related violations, each and all of which are strongly disputed by Ms. Heller. The defendants have filed a pleading denying all claims in the action, including those against Ms. Heller. Ms. Heller believes the claims are entirely without merit. In 2023, Prajna Strategy, LLC filed for bankruptcy and, as a result, there was a stay order issued by the court in the 2022 action. The stay for the case remains in place as of the date of this submission.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 22, 2024.

Tomu, Inc.

By   /s/ *Christopher Osaka*

   Name: Tomu, Inc.

   Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Christopher Osaka, the CEO of Tomu, Inc., hereby certify that the financial statements of Tomu, Inc. and notes thereto for the periods ending December 31, 2022 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $0; taxable income of $-225,240 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 4/11/2024.

BY: DocuSigned by: [signature] F35D48BFB3FB431

TITLE: CEO

DATE: 4/11/2024

TOMU, INC.

**FINANCIAL STATEMENTS
(UNAUDITED)**

**AS OF AND FOR THE YEARS ENDED
December 31, 2022 and 2023**

TOMU, INC.
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 2022 and 2023	1
Statements of Operations for the years ended December 31, 2022 and 2023	2
Statements of Stockholders' Equity for the years ended December 31, 2022 and 2023	3
Statements of Cash Flows for the years ended December 31, 2022 and 2023	4
Notes to the Financial Statements	5

TOMU, INC.
BALANCE SHEETS
DECEMBER 31, 2022 AND 2023
(unaudited)

		Year Ended December 31,		
		2023		2022
ASSETS				
Current Assets				
Cash and Cash Equivalents	$	49,232	$	30,522
Accounts Receivable	$	62,301	$	-
Other Current Assets	$	96,129	$	-
Total Current Assets	$	207,662	$	30,522
Non-Current Assets				
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	$	31,701	$	46,544
Security Deposits	$	9,113	$	2,300
Total Non-Current Assets	$	40,814	$	48,844
TOTAL ASSETS	$	**248,476**	$	**79,366**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable	$	159,712	$	148,480
Accrued Expenses	$	3,143	$	-
Customer Deposit	$	292,295	$	80,874
Payroll Tax Payable	$	172	$	7,840
Total Current Liabilities	$	455,321	$	237,194
Long-Term Liabilities				
SBA Loan	$	419,397	$	-
Convertible Note	$	187,654	$	50,000
Note Payable - Related Party	$	78,628	$	111,000
Lease Liability	$	8,046	$	10,958
Total Long-Term Liabilities	$	693,726	$	171,958
TOTAL LIABILITIES	$	1,149,047	$	409,152
EQUITY				
Common Stock	$	198	$	90
Additional Paid-in Capital/Member's Equity	$	239,976	$	239,976
Retained Earnings	$	(569,852)	$	(239,888)
TOTAL EQUITY	$	(900,571)	$	(329,786)
TOTAL LIABILITIES AND EQUITY	$	**248,476**	$	**79,366**

TOMU, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
(unaudited)

	Year Ended December 31,	
	2023	**2022**
Income		
Revenue	$ 39,378	$ -
Cost of Revenue	$ 114,516	$ -
Gross Profit	$ (75,138)	$ -
Operating Expenses		
Depreciation	$ 40,770	$ 30,637
General and Administrative	$ 332,303	$ 136,752
Research and Development	$ -	$ 120,788
Rent & Lease	$ 75,753	$ 30,334
Total Operating Expenses	$ 448,826	$ 318,510
Operating Income (Loss)	$ (523,964)	$ (318,510)
Other Expense		
Interest Expense	$ 46,929	$ 11,454
Total Other Expense	$ 46,929	$ 11,454
Provision for Income Tax	$ -	$ -
Net Income (Loss)	$ (570,893)	$ (329,965)

TOMU, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
(unaudited)

	Common Stock			APIC/Member's Equity	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount				
Beginning Balance at 1/1/2022	-	$	- $	140,556 $	(239,888) $	(99,332)
Issuance of Common Stock upon Conversion to Corporation	9,000,000	$	90 $	99,420 $	- $	99,510
Net Income (Loss)	-	$	- $	- $	(329,964) $	(329,964)
Ending Balance 12/31/2022	9,000,000	$	90 $	239,976 $	(569,852) $	(329,786)
Issuance of Restricted Stock	540,000	$	108 $	- $	- $	108
Net Income (Loss)	-	$	- $	- $	(570,893) $	(570,893)
Ending Balance 12/31/2023	9,540,000	$	198 $	239,976 $	(1,140,745) $	(900,571)

TOMU, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
(unaudited)

		Year Ended December 31,		
		2023		2022
OPERATING ACTIVITIES				
Net Income (Loss)	$	(570,893)	$	(329,965)
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Depreciation	$	40,770	$	30,637
Inventory Asset	$	(96,129)	$	-
Accounts Receivable	$	(62,301)	$	-
Accounts Payable	$	11,232	$	37,989
Accrued Liabilities	$	(4,525)	$	3,200
Customer Deposits	$	211,420	$	80,874
Other	$	(2,912)	$	(2,805)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	97,556	$	149,895
Net Cash provided by (used in) Operating Activities	$	(473,337)	$	(180,070)
INVESTING ACTIVITIES				
Equipment	$	(25,928)	$	(62,193)
Security Deposit	$	(6,813)	$	-
Net Cash provided by (used by) Investing Activities	$	(32,740)	$	(62,193)
FINANCING ACTIVITIES				
Proceeds from Issuance of Common Stock	$	108	$	90
Proceeds from Additional Paid-in Capital/Member's Equity	$	-	$	99,420
Proceeds from SBA Loan	$	419,397	$	-
Proceeds from Convertible Notes	$	137,654	$	50,000
Proceed from Notes Payable - Related Party	$	(32,372)	$	111,000
Net Cash provided by (used in) Financing Activities	$	524,788	$	260,510
Cash at the beginning of period	$	30,522	$	12,274
Net Cash increase (decrease) for period	$	18,710	$	18,248
Cash at end of period	$	49,232	$	30,522

Tomu, Inc.
Notes to the Unaudited Financial
Statements December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Meeting Hill Capital, LLC (dba Tomu) ("the Company") was formed in Washington, DC on July 13th, 2020 and successfully converted into a corporation under the name Tomu, Inc., in the state of Delaware on May 5th, 2022. The Company plans to earn revenue through manufacturing modular dwellings for leisure, short-term rental and hospitality-use. The Company is headquartered in Washington, DC with its customers located across the United States.

The Company conducted a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily

8

consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company had customer deposits of $292,295 as of December 31st, 2023, and intends to fulfill any performance obligations to its customers prior to recognizing revenue as earned.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Prototype	1	184,566	184,566	-	-
Machinery & Equipment	1	39,770	15,519	-	24,251
Lease Improvements	1	3,155	3,155	-	-
Leases Asset - Forklift	5	14,900	7,450	-	7,450
Grant Total	-	242,391	210,690	-	31,701

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

9

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Company leases its warehouse space under a year-by-year operating lease requiring monthly payments of $2,300 during 2023. The lease expired on January 31, 2024.

The Company entered into a new lease in August 2023 for a term of five years with 1 extension option for a period of five years. Additionally, the lease provides for two expansion options exercisable when another tenant vacates their leased premises.

Future minimum lease payments as of December 31, 2023 are as follows:

Year Ending December 31,	Payment
2024	$98,300
2025	$96,000
2026	$96,000
2027	$96,000
2028	$68,000
Thereafter	-

Equity based compensation

Tomu's 2023 Equity Incentive Plan, which is shareholder-approved, permits the grant of share options and shares to its employees for up to 2 million shares of common stock. The Plan authorizes the use of Employee Stock Options and Restricted Stock.

The Company did not have any equity-based compensation as of December 31st, 2022.

The fair value of restricted stock awards is estimated by the Board of Directors at the time of grant. Restricted stock activity during the year ended December 31, 2023 is as follows:

	Year Ended December 31, 2023	
	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Non-Vested, Beginning of Period	-	$-
Granted	540,000	$0.0002
Vested	222,917	$0.0002
Cancelled and forfeited	-	-
Non-Vested, end of period	317,083	$0.0002

Awards are being amortized to expense upon grant when the IRS Section 83(b) election is filed.

<u>Income Taxes</u>

The Company was a pass-through entity in 2021 and therefore any income tax expense or benefit was the responsibility of the Company's owners. As such, no provision for income tax is recognized on the Statement of Operations for 2021.

On May 5th, 2022, the Company successfully converted from an LLC into a corporation under the name Tomu, Inc., in the state of Delaware.

The Company is now subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had a demand promissory note of up to $250,000 at 3% interest with its founder. The balance of the promissory note was $111,000 and $78,628 as of December 31st, 2022 and 2023 respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Leases Payable:
In June of 2021, the Company entered into a finance lease to obtain the right to use a forklift totaling $14,900. The lease term is 60 months with estimated monthly lease payments of $272.73. The balance of the lease payable was $8046.02. The economic substance of this lease is that the Company is financing the acquisition of the asset through the lease, and, accordingly, it is recorded in the Company's assets and liabilities.

The following is an analysis of the leased assets included in Property and Equipment:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Leases Asset - Forklift	5	14,900	7,450	-	7,450

Minimum Lease Payments 5 Years Subsequent to 2023

Year Ending December 31,	Payment
2024	3,276
2025	3,276
2026	602
2027	-
2028	-
Thereafter	-

Notes Payable:
Convertible Notes 1 - The Company has entered into a convertible note agreement for the purposes of funding operations. The interest on the note was 6%. The amount is to be repaid at the demand of the holder prior to conversion with a maturity in 2024. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

Convertible Notes 2 - The Company has entered into convertible note agreements through a Start Engine Crowd Funding Campaign for the purposes of funding operations. The interest on the note varies from 6% - 11%. The note value plus all unpaid accrued interest will be automatically converted into Common Stock upon maturity in 2025 if a qualified financing event has not already occurred. The notes are convertible into shares of the Company's common stock at a $20,000,000 valuation cap during a change of control or qualified financing event or upon maturity.

On June 23, 2023, The Company received an SBA Loan up to $560,000 for 10 years with an initial interest rate of 10.5%, the Wall Street Journal Prime rate in effect when the SBA approved the application plus 2.25%, adjusted quarterly and a line of credit up to $50,000 for 10 years at a an initial rate of 11.75%, the Wall Street Journal Prime rate in effect when the SBA approved the application plus 3.5%, to be adjusted monthly.

See Note 3 – Related Party Transactions for details of loan entered into with its founder.

Debt Principal Maturities 5 Years Subsequent to 2022

Note that Principal for SBA Loan is estimated as it will fluctuate with interest rate. Payment is by contract of $7,786.38 per month.

Year	Amount
2024	$180,228
2025	$211,306
2026	$51,600
2027	$51,600
2028	$56,600
Thereafter	$347,000

NOTE 6 – EQUITY

On May 5th, 2022, the Company successfully converted from an LLC into a corporation under the name Tomu, Inc., in the state of Delaware.

The new corporation is authorized to issue 25,000,000 common shares at a par value of $0.00001 per share. 9,000,000 shares were issued at the time of conversion. In 2023, the Company issued an additional 540,000 restricted shares. The total of 9,540,000 represent the entire shares issued and outstanding as of December 31st, 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

See Note 7 – Subsequent Events disclosure for details of additional shares that were issued.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 11, 2024 the date these financial statements were available to be issued.

On January 23, 2024, the Company entered into an lease amendment to exercise both expansion items in the existing warehouse lease, raising their annual rent by $175,063, however the company received rent abatement in 2024 to phase in the increased cost.

On February 12th, 2024, an additional 40,000 shares were issued through the Equity Incentive Plan.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date of these financial statements is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company.

GEOPOLITICAL RISK

Current geopolitical situations, including but not limited to tensions and conflicts in various regions around the world, have introduced significant volatility and unpredictability, especially concerning our logistics and supply chain operations. Our operations depend on economical, efficient and reliable shipping routes. The ongoing geopolitical situations have led to the disruption of traditional shipping lanes, resulting in delays and uncertainties in our supply chain and we have observed a notable increase in shipping costs. These increases stem from higher fuel prices, additional charges for rerouting shipments away from conflict areas, and increased insurance premiums to cover the heightened risks of shipping in or near affected regions. The escalation in shipping costs directly affects our cost of goods sold and, ultimately, our gross margins and profitability.

Despite mitigation efforts, the fluid nature of geopolitical situations means that the impact on our operations and financial performance remains uncertain. We are closely monitoring developments and are prepared to adjust our strategies as necessary. This disclosure is based on conditions and information available as of the date of these financial statements. Given the dynamic nature of global geopolitical situations, the actual impact on our shipping timelines and costs may evolve.

CERTIFICATION

I, Christopher Osaka, Principal Executive Officer of Tomu, Inc., hereby certify that the financial statements of Tomu, Inc. included in this Report are true and complete in all material respects.

Christopher Osaka

CEO